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                              October 27, 2020

       Jason Ream
       Chief Financial Officer
       Sailpoint Technologies Holdings, Inc.
       11120 Four Points Drive
       Suite 100
       Austin, TX 78726

                                                        Re: Sailpoint
Technologies Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Form 10-Q for the
Period Ended June 30, 2020
                                                            File 001-38297

       Dear Mr. Ream:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended June 30, 2020

       Unaudited Condensed Consolidated Financial Statements
       Revenue Recognition, page 8

   1. Please tell us how you considered further disaggregating subscription revenue into fees for
                                                        SaaS offerings and fees
for ongoing maintenance and support. We note that maintenance contracts typically
have a one year term while your standard subscription agreement for
                                                        SaaS offerings has a
term of three years. We also note statements in your August 8, 2020
                                                        Form 8-K and earnings
call and which suggest that that you may separately identify SaaS revenues for purposes
of evaluating financial performance and making resource allocation decisions. For example,
in your August 6, 2020 Form 8-K, management states "our focus is on investing in the
capabilities of our SaaS offerings and delivering against this market opportunity." Please
refer to ASC 606-10-55-90.
 Jason Ream
Sailpoint Technologies Holdings, Inc.
October 27, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Three and Six Months Ended June 30, 2020 and 2019, page 27

2. In your August 8, 2020 earnings call, management indicated that customer interest in your
         SaaS platform continues to grow and that you expect a significant portion of new business to transition to SaaS over the coming quarters and years. In the interest of providing enhanced transparency for investors regarding trends affecting your business, please revise your discussion of subscription revenues in future filings to separately quantify the fluctuations attributable to changes in ongoing maintenance revenues separate from SaaS offerings. Please refer to Items 303(a)(3) and 303(b) of Regulation
S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions.



FirstName LastNameJason Ream                                   Sincerely,
Comapany NameSailpoint Technologies Holdings, Inc.
                                                               Division of
Corporation Finance
October 27, 2020 Page 2                                        Office of
Technology
FirstName LastName